Contacts in Buenos Aires	Contact in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

gonzalo_olivera@tgs.com.ar

María Victoria Quade, Investor Relations

victoria_quade@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodríguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Kevin Kirkeby kkirkeby@hfgcg.com Tel: (646) 284-9416

TGS Reports Results for the Third Quarter 2004

and Nine-Month Period ended September 30, 2004

FOR IMMEDIATE RELEASE: Wednesday, November 3, 2004

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL:TGSU2) today reported a Net income of Ps. 21.4 million, or Ps. 0.027 per share (Ps. 0.135 per ADS) for the third quarter of 2004, as compared to a Net loss of Ps. (70.5) million, or Ps. (0.089) per share (Ps. (0.444) per ADS) for the same quarter of 2003. The improvement is mainly due to higher revenues reported by the natural gas liquids (“NGL”) production and commercialization segment and the stability of the US dollar in the 2004 third quarter, as the same quarter of the previous year had been affected by the devaluation of the local currency against the US dollar.

For the nine-month period ended September 30, 2004, the Company reported a Ps. 69.2 million net income, or Ps. 0.087 per share, (Ps. 0.435 per ADS) which compares to Ps. 243.5 million or Ps. 0.306 per share (Ps. 1.532 per ADS) for the same period of last year. The difference is mainly the result of two non-cash, positive effects reflected in the 2003 period: (i) the effect of a Ps. 137.0 million reduction in the deferred income tax liability generated by a partial reduction of the capitalization of the exchange rate loss; and (ii) the Ps. 31.4 million exchange rate gain generated by the Peso appreciation.

Basis of Presentation of Financial Information

Accounting for Inflation

In accordance with the rules issued by the Argentine National Securities Commission (“CNV”), the financial statements at and for the nine-month period ended September 30, 2004 are stated in historical pesos. Effective February 28, 2003, accounting for the effects of inflation was suspended. Financial statements at and for the nine-month period ended September 30, 2003, presented for comparative purposes, include the effects of inflation as of such date.

Accounting for Devaluation

According to Resolutions No. 3/2002 and 87/03 (the latter one provided for the suspension of the first one) issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and Resolution No. 398 of the CNV established that exchange losses arising from the devaluation of the peso from January 6, 2002 to July 28, 2003, to the extent that they were related to foreign currency liabilities existing at the first date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar accounting treatment is permitted, but not required, for exchange losses arising from indirect financing. It was assumed that the proceeds from such financings were used, firstly, to cover working capital requirements and, secondly, to finance the assets that do not qualify for capitalization. The remainder was assumed to relate to assets for which capitalization is permitted.

Third Quarter 2004 vs. Third Quarter 2003

Total net revenue for the third quarter 2004 increased to Ps. 261.5 million from Ps. 226.8 million earned in the same quarter of 2003, representing a 15.3% increase.

Gas transportation revenue for the third quarter 2004 was Ps. 111.1 million, a 4.7% increase over the third quarter 2003. The increase was driven basically by higher sales of firm (new firm transportation capacity agreements effective May 2004) and interruptible gas transportation services as the Company experienced higher demand for natural gas during the third quarter of 2004.

Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).  Gas transportation service is TGS’s core business, representing approximately 42% and 47% of the Company’s total revenue for the third quarter of 2004 and 2003, respectively. This segment’s share of  total revenue has significantly decreased from the 80% level where it had historically been up to 2001. The decrease is a direct result of the end of the convertibility monetary regime in Argentina and the ensuing “pesification” of regulated tariffs at an exchange rate of USD 1=Ps. 1, as well as the prohibition to apply variations of local and international indexes, or any other type of adjustment thereon, according to the Economic Emergency Law passed by the Argentine Congress on January 6, 2002. Since that time, the tariff renegotiation process has been delayed with no significant progress so far.

NGL production and commercialization revenue for the third quarter 2004 was Ps. 135.8 million, representing a 21% increase over the third quarter 2003.  Increased revenue is the result of a rise in the international reference prices.

NGL production and commercialization revenue accounted for approximately 52% and 49% of the total revenue for the third quarter of 2004 and 2003, respectively.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered. This segment also includes the commercialization of NGL for the Company’s own account and on behalf of its clients.

Other services revenue for the third quarter 2004 was Ps. 14.6 million, compared to Ps. 8.5 million in the same period of 2003. This increase is due to higher construction services rendered in the 2004 third quarter.

Other services segment mainly includes midstream and telecommunication activities and its share in the Company’s total revenue accounted for approximately 6% and 4% of the total revenue for the third quarter of 2004 and 2003, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and Administrative and selling expenses were Ps. 141.6 million, a 19% increase when compared to the third quarter 2003.  This variation is mostly attributable to (i) a Ps. 8.6 million increase in NGL production costs, (ii) a Ps. 7.2 million rise in taxes on exports (where rates increased from 5% to 20% effective May 2004) and (iii) a Ps. 3.5 million growth in construction costs.

For the third quarter 2004, the Company reported a Net financial expense amounting to Ps. 86.3 million compared to Ps. 150.6 million in the same 2003 quarter, mainly, as a consequence of a lower Peso devaluation in this quarter compared to the 2003 quarter.

Other expenses, net decreased from Ps. 24.4 million in the third quarter 2003 to Ps. 9.3 million in the same period of 2004. This variation is due to the accrual registered in the 2003 quarter, regarding a resolution from the Argentine Supreme Court, in a litigation filed by Gas del Estado S.E (a company in liquidation) against TGS, related to transferred assets upon the privatization of such company.

Nine-Month Period ended September 30, 200 4 vs .. Nine - Month Period ended September 30, 200 3

In the nine-month period ended September 30, 2004, TGS posted total net revenue for Ps. 741.2 million in comparison to the Ps. 665.3 million earned for the same period of the previous year.

Gas transportation revenue for the nine-month period ended September 30, 2004 was Ps. 325.5, a 3.1% increase compared to Ps. 315.6 million earned in the same period of 2003.  This increase reflects principally higher interruptible transportation services for Ps. 4.2 million and the new firm transportation contracts which represented an increase of Ps. 3.4 million.

The NGL production and commercialization segment increased to Ps. 375.3 million in the nine-month period ended September 30, 2004 from Ps. 319.9 million for the same period of the previous year, representing a 17.3% rise. The increase includes: (i) Ps. 45.3 million attributable to higher international prices and (ii) Ps. 13.5 million resulted from an 8% rise in volumes sold.

In the nine-month period ended September 30, 2004, other services revenues amounted to Ps. 40.4 million, a 35.6% increase compared to the same period of 2003. This increase is due to the effect of higher services: (i) Ps. 4.1 million of construction, (ii) Ps. 3.6 million of midstream and (iii) Ps. 2 million associated to telecommunications, coupled with the effect of tariff adjustments tied to domestic inflation or denominated in US dollars.

Costs of sales and Administrative and selling expenses for the nine-month period ended September 30, 2004 rose by Ps. 26.5 million, from Ps. 372.7 million in the same period of 2003 to Ps. 399.2 million in the 2004 period due fundamentally to: (i) a Ps. 9.1 million increase in NGL production costs, (ii) Ps. 8.6 million for higher tax on exports and (iii) Ps. 4.7 million for an increase in pipeline system maintenance expenses.

Net financial expense increased from Ps. 159.7 million, reported for the nine-month period ended September 30, 2003, to Ps. 246.5 million reported for the 2004 period. This negative variation is principally a consequence of the Peso appreciation in the period of 2003, generating a foreign exchange gain. Additionally, the Peso was devalued in the 2004 period generating a Ps. 37.6 million loss.

The Other expenses, net decreased from Ps. 25.7 million in the nine-month period ended September 30, 2003 to Ps. 10.7 million in the same period of 2004, given that for the 2003 period TGS registered an accrual regarding a resolution from the Argentine Supreme Court, as mentioned in the Third Quarter 2004 vs. Third Quarter 2003 comparison.

For the nine-month period ended September 30, 2004, the Company reported a Ps. 14.9 million Income tax expense, compared with a Ps. 131.8 million gain for the same period of 2003. This negative variation of Ps. 146.7 million is due principally to the Ps. 137.0 million decline in the deferred tax liability generated by the reduction of the exchange loss capitalization in the period of 2003.

Liquidity and Capital Resources

Cash flow from operations for the nine-month period ended September 30, 2004 amounted to Ps. 372.4 million.  Such funds, together with Ps. 8 million generated by the financing activities, were applied as follows: (i) Ps. 58.4 million to investment activities, and (ii) Ps. 322.0 million to increase TGS’s cash position.  Currently, TGS relies on cash generated by operations as its primary source of financing.  For detailed information on the Company’s cash flow refer to Exhibit IV.

As announced on May 14, 2003, upon the withdrawal of its first debt restructuring proposal, the Company decided to postpone interest and principal payments due under its debt agreements. In October 1, 2004, TGS announced a new debt restructuring proposal which, if accepted and instrumented, will permit TGS to obtain a capital structure sustainable in the medium term and suitable with the Company’s business strategy. The expiration date to receive consents from the creditors to the proposal is November 5, 2004, unless extended.

Please see the attached table for additional financial and operating information.

TGS, with a current delivery capacity of approximately 63.4 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which together with Petrobras Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Energía S.A. and a subsidiary, and 50% by subsidiaries of Enron Corp.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

Nine-month period ended September 30, 2004	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	325.5	375.3	40.4	-	741.2
Operating income (loss)	155.1	202.9	7.5	(23.5)	342.0
Depreciation of PP&E	101.0	20.7	10.5	3.4	135.6
Additions to PP&E	41.5	6.9	2.3	1.8	52.5
Identifiable assets	3,983.9	511.4	220.6	1,068.2	5,784.1
Identifiable liabilities	42.8	51.1	2.8	3,559.3	3,656.0

Nine-month period ended September 30, 2003
Net revenues	315.6	319.9	29.8	-	665.3
Operating income (loss)	139.4	174.3	3.0	(24.1)	292.6
Depreciation of PP&E	101.1	19.7	10.1	4.7	135.6
Additions to PP&E	17.4	5.2	2.5	1.5	26.6

Year ended December 31, 2003
Identifiable assets	4,003.0	450.7	218.3	781.2	5,453.2
Identifiable liabilities	37.9	39.0	8.1	3,309.5	3,394.5

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2004 and 2003

(In million of constant Argentine Pesos as of February 28, 2003 (1))

	Nine-Month Period Ended September 30, 2004	Nine-Month Period Ended September 30, 2003
Generated by Assets
Interest	4.8	3.4
Loss on exposure to inflation	-	(5.2)
Foreign exchange gain / (loss)	22.5	(47.6)
Others	(6.3)	11.2
Total	21.0	(38.2)
Generated by Liabilities
Interest expense	(192.9)	(176.9)
Gain on exposure to inflation	-	1.5
Foreign exchange (loss) / gain	(60.1)	79.0
Intangible assets amortization	(4.9)	(7.9)
Others	(9.6)	(17.2)
Total	(267.5)	(121.5)

(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

Exhibit III

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statements of Cash Flows for the Nine-Month Periods ended September 30, 2004 and 2003

	Nine-Month Periods ended September 30,	
	2004	2003
Cash flows provided by operating activities		
Net income for the period	69.2	243.5
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	135.6	135.6
Amortization of intangible assets	12.8	15.6
Consumption of materials	13.5	16.2
Decrease in Intangible assets	-	3.5
Allowances	(8.2)	(12.4)
Equity in losses (earnings) of affiliate	0.7	(4.5)
Interest expense accrual	192.9	176.9
Interest expense paid	-	(51.8)
Income tax accrued	14.8	(131.8)
Income tax paid	(19.5)	(8.1)
Result for inflation and foreign exchange loss (earnings)	65.4	(74.9)
Changes in assets and liabilities:		
Trade receivables	(47.5)	24.9
Other receivables	(78.3)	(17.9)
Inventories	1.6	2.4
Accounts payable	17.7	(5.9)
Payroll and social security taxes	(1.0)	2.5
Taxes payable	28.8	14.7
Other liabilities	(8.7)	22.5
Interest payable and others	(17.4)	(8.2)
Cash flows provided by operating activities	**372.4**	**342.8**
Cash flows used in investing activities		
Contributions to related company	-	(0.6)
Additions to property, plant and equipment	(58.4)	(43.2)
Cash flows used in investing activities	**(58.4)**	**(43.8)**
Cash flows provided by (used in) financing activities		
Advance payments from clients	8.0	-
Proceeds from loans net	-	(1.6)
Cash flows provided by (used in) financing activities	**8.0**	**(1.6)**
Net increase in cash and cash equivalents	**322.0**	**297.4**
Cash and cash equivalents at the begining of year	**672.2**	**204.1**
Cash and cash equivalents at the end of period	**994.2**	**501.5**